RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Interim Consolidated Financial Statements

Expressed in Canadian Dollars

Three and Nine Months ended September 30, 2010

(Unaudited)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated interim financial statements for the three and nine months period ended September 30, 2010.

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Balance Sheets

(Basic of Presentation - note 2)

(Unaudited - expressed in Canadian Dollars)

	September 30	December 31
	2010	2009
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$ 63,561	$ 379,284
Marketable securities (note 6 & 9b)	–	1,448,800
Amounts receivable	18,253	242,744
Prepaid expenses (note 7)	208,333	10,000
Short term investment (note 5)	40,134	–
	330,281	2,080,828
Equipment (note 4)	11,967	3,940
License & software (note 7)	8,278,500	–
Prepayment - long term (note 7)	355,903	–
Mineral properties (note 6 & 9b)	–	67,185
Oil and gas property (note 1)	–	1
	$ 8,976,651	$ 2,151,954

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 92,545	$ 75,072
Deposit on private placement	38,850	–
	131,395	75,072
Note payable -long term (note 7)	2,497,161	–
	2,628,556	75,072
Shareholders' equity
Share capital (note 8a)	8,605,580	3,919,865
Contributed surplus (note 8c)	2,604,737	670,374
Accumulated comprehensive income (note 9b)	–	504,770
Deficit	(4,862,222)	(3,018,127)
	$ 8,976,651	$ 2,151,954

See accompanying notes to the interim consolidated financial statements

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Statements of Operations

(Unaudited - expressed in Canadian Dollars except for number of shares)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Expenses
Advertising and promotion	$ 750	$ –	$ 51,673	$ –
Amortization	1,923	782	6,144	2,348
Bank charges and interest	19,417	72	20,479	429
Foreign exchange (gain)	(24,072)	-	(24,072)	(1,148)
Management, consulting and administrative	176,814	15,000	357,949	50,000
Office	10,101	459	27,155	1,502
Professional fees	30,298	–	72,976	–
Rent	37,498	15,000	57,498	50,000
Property research fees	-	3,615	-	18,313
Stock-based compensation (note 8b)	-	–	1,736,064	146,288
Travel	12,585	–	20,548	–
Trust and filing fees	20,449	22,608	35,470	41,518
Loss before the following:	(285,763)	(57,536)	(2,361,884)	(309,250)
Interest and other income	986	–	918	–
Loss in write off of oil and gas property (note 1)	–	–	(1)	–
Gain on redemption of short term investment	–	217,756	-	217,756
Release of un-realized gain in relation to the disposal of
marketable securities (note 9b)	–	–	504,770	–
Gain on spin-off of former subsidiaries (note 6)	–	–	12,000	–
Net income (loss) for the period	$ (284,777)	$ 160,220	$ (1,844,197)	$ (91,494)
Loss per share, basic and fully diluted	$ (0.00)	$ 0.00	$ (0.02)	$ (0.00)
Weighted average number of common shares outstanding	124,416,860	68,517,965	111,962,648	68,517,965

See accompanying notes to the interim consolidated financial statements

Consolidated Statements of Deficit

(Unaudited - expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009
Deficit, beginning of period	$ (4,577,445)	$ (2,670,370)	$ (3,018,127)	$ (2,418,656)
Net (loss) for the period	(284,777)	160,220	(1,844,197)	(91,494)
Deficit, end of period	$ (4,862,222)	$ (2,510,150)	$ (4,862,324)	$ (2,670,370)

See accompanying notes to the interim consolidated financial statements

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Statements of Cash Flows

(Unaudited - expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
Cash provided by (used in)	2010	2009	2010	2009

Operating activities
Income(loss) for the period	$ (284,777)	$ 160,220	$ (1,844,096)	$ (91,494)
Items not involving cash
Accrued interest income	(101)	–	(134)	–
Amortization	1,923	783	6,144	2,348
Gain on spin-off of former subsidiaries (note 6)	–	–	(12,000)	–
Release of un-realized gain in relation to the disposal of
marketable securities (note 9b)	–	–	(504,770)	–
Accrued interest on note payable	17,733	–	17,733	–
Foreign exchange on note payable	(24,072)	–	(24,072)	–
Management fees paid by share issuance (note 7)	52,083	–	60,764	–
` Gain on redemption of short term securities	–	(217,756)	–	(217,756)
Stock-based compensation (note 8b)	–	–	1,736,064	146,288
Write off of oil and gas properties (note 1)	–	–	1	–
	(237,211)	(56,753)	(564,366)	(160,614)
Net changes in non-cash working capital
Amounts receivable	(2,685)	(2,120)	(13,510)	(3,652)
Prepaid expenses	–	–	10,000	18,655
Deposit on private placement	38,850		38,850
Due to (from) related parties	–	–	–	(52,500)
Accounts payable	81,791	109	29,474	30,251
	(119,255)	(58,764)	(499,552)	(167,860)

Investing activities
Purchase of equipment	(2,219)	–	(14,171)	–
Redemption of short term investments	10,000	562,755	10,000	562,755
Purchase of marketable securities	–	(640,515)	–	(640,515)
Acquisition of short-term investment	–		(50,000)	(25,000)
	7,781	(77,760)	(54,171)	(102,760)

Financing activities
Share subscription receivable	–	–	238,000	–
Exercise of warrants	–	6,451	–	6,451
Share issuance cost	–	–	–	271,425
	–	6,451	238,000	277,876

Increase (Decrease) in cash and cash equivalents	(111,474)	(130,073)	(315,723)	7,256
Cash and cash equivalents, beginning of period	175,035	236,695	379,284	99,366

Cash and cash equivalents, end of period	$ 63,561	$ 106,622	$ 63,561	$ 106,622

Supplementary information:
Cash received from interest	$ –	$ –	$ –	$ –
Non-cash transactions:
Common shares issued for the acquisition of
license and software (note 7& 8b)	$ –	$ –	$ 5,625,000	$ –
Common shares issued for prepaid expense and prepayment-long term (note 7)	$ –	$ –	$ 616,319	$ –

See accompanying notes to the interim consolidated financial statements

RTN STEALTH SOFTWARE INC.

(Formerly Arris Resources Inc.)

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - expressed in Canadian Dollars)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net loss for the period	$ (284,777)	$ 160,220	$ (1,844,197)	$ (91,494)
Other comprehensive loss for the period	-	-	-	-
Total comprehensive loss for the period	$ (284,777)	$ 160,220	$ (1,844,197)	$ (91,494)

See accompanying notes to the interim consolidated financial statements

RTN STEALTH SOFRWARE INC.

(Formerly Arris Resources Inc.)

Notes to the Interim Consolidated Financial Statements

September 30, 2010

(Unaudited - expressed in Canadian dollars, unless stated otherwise)

1.

NATURE AND CONTINUANCE OF OPERATIONS

RTN Stealth Software Inc. (formerly known as Arris Resources Inc., hereinafter referred to as the “Company” or “RTN Stealth”) is a public company incorporated in the Province of British Columbia, Canada.

On December 21, 2009, the Company changed its name from Arris Resources Inc. to RTN Stealth Software Inc. At the same time, the Company changed its trading symbol to RTN.  The Company is listed on Canadian National Stock Exchange.

Under the plan of arrangement effective January 5, 2010, the Company transferred its interest in five mineral claims in British Columbia, Canada, its agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India, and its marketable securities to its three subsidiaries to complete the spin-off of its three former subsidiaries (note 6).  The Company has entered into the business of software sales and executed a definitive agreement to acquire an exclusive and perpetual license for security trading software: the Market Navigation, Trade Execution, and Market Timing Software, in January, 2010 and also acquired trading software in May, 2010 (Note 7). Management also decided to abandon its remaining interest ($1) in oil and gas properties and recorded a write off expense of $1 in June, 2010. After this series of corporate restructuring and acquisitions, the Company is solely in the business of developing and promoting software for trading purposes.

The Company had an accumulated a deficit of $4,862,222 as at September 30, 2010. As the Company has changed its business from resource exploration to a software business, it is unsure whether the Company can successfully change its business model and strategic direction.  The ability of the Company to continue to operate as a going concern is dependent upon its ability to ultimately operate its business at a profit. To date, the Company has not generated any revenues from operations and will most likely require additional funds to meet its obligations and the costs of its operations. As a result, further losses are anticipated prior to the generation of any profits.

The Company’s future capital requirements will depend on many factors, including the costs of operating the software business. The Company’s anticipated operating losses and increasing working capital requirements may require that it obtain additional capital to continue operations.

The Company will depend almost exclusively on outside capital. Such outside capital will include the sale of additional shares. There can be no assurance that capital will be available as necessary to meet these continuing operating costs or, if the capital is available, that it will be on terms acceptable to the Company. Any issuing of additional equity securities by the Company may result in significant dilution to the equity interests of its current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success may be adversely affected, thus giving rise to doubt about the Company’s ability to continue as a going concern. The financial statements do not reflect adjustments to the carrying values of assets, liabilities or reported results should the Company be unable to continue as a going concern.

2.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended December 31, 2009, which are available through the internet on SEDAR at www.sedar.com.

These consolidated financial statements include the accounts of RTN Stealth Software Inc. and its wholly owned inactive subsidiaries: Arris Minerals Inc. (“AMI”) and Arris Oil & Gas Inc. (“AOG”).

All significant inter-company transactions and transactions have been eliminated upon consolidation.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the financial year ended December 31, 2009, except as described below.

i)

New Accounting Standards Not Yet Adopted:

 International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2010. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending December 31, 2010. The Company is currently executing an IFRS conversion plan and is considering the accounting policy choices under IFRS.

4.

EQUIPMENT

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Net
	$	$	$	$
Office furniture	3,414	2,205	1,209	1,492
Computer equipment	24,121	13,363	10,758	2,347
Computer software	10,473	10,473	-	100
Leasehold improvements	2,522	2,522	-	-
	33,517	26,166	11,967	3,939

5.

SHORT TERM INVESTMENT

The Company’s short term investment consisted of a guaranteed investment certificates (“GICs”) with the principal amount totaling $40,000 plus accrued interest of $134. The GICs is issued by a Canadian chartered bank, have an interest rate of 0.82%, and will mature in the next 12 months.

6.

CORPORATE RESTRUCTURING

On November 2, 2009, the Company and its three former wholly owned subsidiaries Arris Holdings Inc. (“AHI”), CLI Resources Inc. (“CLI”) and QMI Seismic Inc. (“QMI”), collectively known as the “Parties”, entered into a plan of arrangement (“Arrangement Agreement”) whereby the three former subsidiaries would spin-out from the parent company, each becoming a reporting issuer and each acquiring an asset from the Company in exchange for common shares (the “Common Shares”) of the respective subsidiary.

The change in corporate structure was effective on January 5, 2010 with the sequence of events as summarized below:

I.

Altered the identifying name of the Company’s Common Shares to Class A Common Shares without par value, being the RTN Class A Common Shares.

II.

Created a class consisting of an unlimited number of common shares without par value (the “ Common Shares’’).

III.

Each issued RTN Class A Common Share was exchanged for one Common Share and one RTN Class A Preferred Share (with no par value). The RTN Class A Common Share was eliminated upon the completion of the Arrangement Agreement.

IV.

The Company transferred its interest in five mineral claims in Atlin, British Columbia (the Mineral Properties) to CLI; an agreement with a British Columbia manufacturing company to distribute its earthquake sensor products in India (the “Distribution Agreement”) to QMI; and all of the Company’s marketable securities (the “Equity Portfolio”) to AHI in the consideration for 17,583,372 common shares of each of CLI, QMI, and AHI (collectively known as “Distributed Shares”) issued by the three former subsidiaries respectively (note 9b).

V.

The Company redeemed the issued RTN Class A Preferred Shares for consideration consisting solely of the Distributed Shares. Each shareholder of record as of the close business on November 5, 2009, being the share distribution record date, of the Company, has received its pro-rata share of the Distributed Shares.  RTN Class A Preferred Share was eliminated upon the completion of the Arrangement Agreement.

5.

ACQUISITION OF SOFTWARE

On January 19, 2010, the Company executed a definitive agreement with privately owned Market Guidance Systems Inc. (“MGS”) whereby the Company acquired a fully supported exclusive and perpetual license to the Market Navigation, Trade Execution and Market Timing Software (the “RTN-Stealth Software”).

As consideration for the above, the Company issued 5,000,000 Class B preferred shares to the shareholders of MGS. In connection with the acquisition, the Company paid a company controlled by a director of the Company a transaction advisory fee of 250,000 Class B Preferred Shares (Note 8a). Each Class B Preferred share is convertible into ten common shares of the Company when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$20,000,000.

On May 17, 2010, the Company executed two definitive agreements. In the first case the Company acquired the RTN-Stealth Software from MGS, and in the second case the Company purchased the EMC-ALGO Software Suite from ENAJ Mercantile Corporation (“ENAJ”).

In the first case, the Company issued twenty  million common shares of the Company to MGS shareholders which are escrowed in four equal tranches at 6, 9, 12, and 15 months, and has assumed four promissory notes, in the amount totalling US$2,407,212 (C$ equivalent 2,503,500), owed by MGS as the consideration of the acquisition. In addition, the exclusive and perpetual license to market the RTN-Stealth Software that was acquired in January 2010 was cancelled upon the completion of the acquisition of the RTN-Stealth Software.

The details of the four promissory notes assumed are as follows:

	Due date	Interest rate	Others

Four promissory notes with the principal totalling US$2,407,212 (C$ equivalent 2,503,500)	Principal and interest are due on May 15, 2012	Canadian business prime rate + 1% per annum compound annually	Senior to any and all other shareholder loans and shall be paid in full prior to repayment by the Company to any and all other shareholder loans

In the ENAJ case, the Company issued two million five hundred thousand (2,500,000) common shares as consideration for the acquisition of the EMC-ALGO Software Suite from ENAJ. The 2.5 million common shares were issued to ENAJ and are escrowed in four equal tranches at 6, 9, 12, and 15 months.

Details of the two software acquisitions are summarized as follows:

	$	$
RTN-Stealth Software:
Issuance of 20 million common shares of RTN each having a market value of $0.25 per share on May 17, 2010	5,000,000
Assumption of four promissory notes	2,503,500
Cancellation of the license for the marketing of RTN-Stealth Software	150,000	7,653,500

EMC-ALGO Software:
Issuance of 2.5 million common shares of RTN each having a market value of $0.25 per share on May 17, 2010	625,000	625,000
		8,278,500

Also the Company entered into a management agreement with Mr. Michael Boulter, the founder and chief technology officer of ENAJ in exchange for two million five hundred thousand common shares of the Company as compensation. The management agreement has a three (3) year term and grants the titles of President and Chief Operating Officer of the Company.  The 2.5 million common shares of the Company are vested in three equal tranches at 12, 24, and 36 months from May 17, 2010.  As a result, the corresponding management fee is deferred and amortized as follows:

Expensed in the nine months ended September 30, 2010

$         60,764

Deferred and amortized from October 2010 to October 2011

        208,333

Deferred and amortized from October 2011 to May 2013(Long term)

        355,903

$      625,000

6.

SHARE CAPITAL

a)

Authorized and outstanding shares:

As at September 30, 2010 the authorized share capital of the Company consisted of the following:

- Unlimited number of Common Shares with no par value

- Unlimited number of Class B Preferred Shares with no par value.

Each Class B Preferred Share is convertible into ten Common Shares when the cumulative net revenues derived from the license of the RTN-Stealth Software reach a total of US$ 20,000,000 (Note 7).

The continuity of the issued and outstanding shares of the Company as at September 30, 2010 is as follows:

b)

Stock Options

RTN has an incentive stock option plan authorizing the Company to issue incentive stock options to directors, officers, employees and consultants of the Company.  No specific vesting terms are required.

The option price shall not be less than the fair market value of the Company’s common shares on the grant date. In February 2010, the Company awarded its directors, officers, employees and consultants a total of 5,650,000 stock options at an exercise price of $0.32 with the expiry date of February 24, 2015.  The fair value of each option at the date of grant was estimated at $0.31/option by using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	3.25%
Expected life	5 years
Volatility	232%
Expected dividends	nil

The 5,650,000 granted options had a fair value of $1,736,064 at the grant date and all the granted options were vested immediately on issuance. As a result, the Company recognized $1,736,064 in stock-based compensation expense and credited to contributed surplus to account for the vesting of the options (Note 8c ) during the  quarter.

The continuity of the outstanding stock options of the Company as at September 30, 2010 is as follows:

	Number of outstanding option	Weighted Average Exercise Price
		$
Balance, December 31, 2009	-	-
Grants	5,650,000	0.32
Expired/Cancelled/Consolidated	-	-
Exercised	-	-
Balance, September 30, 2010	5,650,000	0.32

As at September 30, 2010, there were 5,650,000 stock option outstanding with a weighted average exercise price of $0.32 per share and a remaining life of 4.42 years.

c)

contributed surplus

The continuity of the contributed surplus is as follows:

5.

RELATED PARTY TRANSACTIONS

a)

During the three months ended September 30, 2010, rental expense, accounting fees, and consulting fees charged by a company controlled by the former CEO, the CFO, and a company controlled by the former Executive Vice President were $7,500 (2009 - $15,000), $8,150 (2009- $nil), and $9,000 (2009 - $15,000) respectively. The President of the Company has also charged the Company management fees of $52,083 in the current quarter (note 7). The Company owed $5,000 to the CFO (2009 - $nil) and had no balance owing to the company controlled by the former CEO, the former Vice President, and the former President as at September 30, 2010. These transactions have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties, and accordingly they are measured at their fair values.

b)

The Arrangement Agreement envisioned the transfer of the Mineral Properties, the Distribution Agreement, and the Equity Portfolio (collectively the “Transferred Assets’) from RTN Stealth to CLI, QMI, and AHI respectively. As consideration for the transfer, the controlling interest in the common shares of CLI, QMI, and AHI was immediately distributed to the shareholders of RTN Stealth. (Note 6(IV)). The shareholders of RTN Stealth at the time of the transfer continued to collectively own the Transferred Assets.  Consequently, there was no substantive change in the beneficial ownership of the Transferred Assets at the time that the Transferred Assets were vended to RTN Stealth. As such the transfer of the Mineral Properties, Distribution Agreement, and the Equity Portfolio was recorded, in accordance with the Canadian generally accepted accounting principles, at the carrying values as follows

Mineral Properties	Value of the transfer being the carrying value at RTN Stealth’s account on January 5, 2010
five mineral claims in the areas located near Gladys Lake Molybdenum occurrences in the Atlin Mining District, British Columbia	$ 67,185
Distribution Agreement
Distribution Agreement with a British Columbia private company to distribute its seismic sensors in India.	$ 1

Equity Portfolio	Number of shares	Value of the transfer being the carrying value at RTN Stealth’s account on January 5, 2010
Publicly traded common shares
-Desert Gold Ventures Inc.	300,000	$ 240,000
-Ona Power Corp.	2,800,000	509,600
-Maxtech Ventures Inc.	440,000	228,800
Share purchase warrants of publicly traded shares
-Ona Power Corp.	2,800,000	470,400
		$ 1,448,800

The Company recorded to the account of accumulated other comprehensive income of $504,770 in fiscal 2009 to account for the un-realized gain earned from the appreciation in the market value of the Equity   Portfolio. The Company reclassified the whole amount of $504,770 from “other comprehensive income” to “release of un-realized gain in relation to the disposal of marketable securities” in accordance with the Canadian generally accepted accounting principles when the Equity Portfolio was transferred to AHI upon the completion of the Arrangement Agreement.

5.

SUBSEQUENT EVENTS

On October 12, 2010, the Company announced that Todd Halpern will join its Board of Directors.  Mr. Halpern will be filling the vacancy created by the resignation of Mr. Lucky Janda as director of the company.  In accordance with the Company’s stock option plan, it has awarded Mr. Halpern a total of 300,000 incentive stock options at an exercise price of $0.35 with a five year (5) expiry date of October 12, 2015. In addition, the Company has closed its Surrey, British Columbia, office and has moved all of its administrative functions to its primary office at 5250 Satellite Drive, Unit 22 in Mississauga, Ontario.

On October 28, 2010, the Company raised $112,350 pursuant to the private placement of an aggregate raise of $750,000 that was announced on July 30, 2010, and subsequently amended on September 15, 2010, in exchange for Units of the Company. The Units are one (1) common share and one (1) warrant convertible into one (1) common share of the Company, having an exercise price of $0.40 and expiring on March 15, 2012. The October 28, 2010 closing resulted in the issuance of 321,000 common shares of the Company and 321,000 warrants to subscribers and a further 16,800 warrants issued and $5,880 in cash paid in commissions to Integral Wealth Securities Limited as agent to the Company.